[redacted]

08027352

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26408

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
LESKO SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
53 CHENANGO STREET, SECOND FLOOR
(No. and Street)

BINGHAMTON (City) NEW YORK (State) 13901 (Zip Code)

PROCESSED
MAR 17 2008
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN STEBBINS (607) 724-2421
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

STELLA & GETTY, CPAs
(Name – *if individual, state last, first, middle name*)

3001 EAST MAIN STREET (Address) ENDWELL (City) NEW YORK (State) 13760 (Zip Code)

SEC
Mail Processing
Section
FEB 27 2008
Washington, DC
101

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

JD 3/14/08

OATH OR AFFIRMATION

I, CHARLES LESKO, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LESKO SECURITIES, INC., as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Subscribed and sworn to before me this 19th day Feb, 2008

Signature

PRESIDENT

Title

Notary Public

DAVID JAMES MCCLINTOCK
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MC6150938
Qualified In Broome County
My Commission Expires August 07, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY
OF LESKO FINANCIAL SERVICES, INC.)

53 Chenango Street
Second Floor
Binghamton, New York 13901

DECEMBER 31, 2007 AND 2006

A DELAWARE CORPORATION
Organized November 5, 1980

STOCKHOLDERS	SHARES
Lesko Financial Services, Inc.	100
	===

OFFICERS

Charles Lesko, Jr. - President & Secretary

LESKO SECURITIES, INC.

INDEX

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 7, 2008

Stockholders and Board of Directors
Lesko Securities, Inc.

INDEPENDENT AUDITOR'S REPORT

We have audited the Statements of Financial Condition of Lesko Securities, Inc. (A Wholly-owned Subsidiary of Lesko Financial Services, Inc.) as of December 31, 2007 and 2006, and the related Statements of Income, Retained Earnings, Changes in Liabilities Subordinated to Claims of General Creditors, and Cash Flows for the years then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lesko Securities, Inc. as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in schedules 1, 2 and 3 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Stella & Getty

STELLA & GETTY, CPAs

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

ASSETS

	2007	2006
CURRENT ASSETS		
Cash	$137,805	$116,596
Receivable From Brokers or Dealers	26,193	20,508
Mutual Fund Concessions Receivable	125,663	112,540
Accounts Receivable - Other	524	148
Marketable Securities (At Market, Cost $140,586 for 2007 and $143,007 for 2006 Respectively)	158,091	150,410
Deposit with Clearing Broker	10,000	10,000
Prepaid Income Taxes	-0-	5,839
Prepaid Expenses	50,267	37,025
TOTAL CURRENT ASSETS	508,543	453,066
PROPERTY		
Equipment	4,723	4,723
Less: Accumulated Depreciation	(4,723)	(4,723)
PROPERTY - NET	-0-	-0-
OTHER ASSETS		
Deferred Tax Asset	2,600	573
TOTAL OTHER ASSETS	2,600	573
TOTAL ASSETS	$511,143	$453,639

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007 AND 2006

LIABILITIES & STOCKHOLDERS' EQUITY

	2007	2006
CURRENT LIABILITIES		
Commissions Payable	$ 96,169	$ 93,445
Due To Parent Corp.	62,657	85,259
Accrued Expenses	718	455
Accrued Income Taxes	22,942	529
TOTAL CURRENT LIABILITIES	182,486	179,688
COMMITMENTS		
STOCKHOLDERS' EQUITY		
Common Stock, No Par Value; 1,000 shares authorized, 100 shares issued and outstanding	10,200	10,200
Retained Earnings	318,457	263,751
TOTAL STOCKHOLDERS' EQUITY	328,657	273,951
TOTAL LIABILITIES & EQUITY	$511,143	$453,639

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF INCOME AND RETAINED EARNINGS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
REVENUES		
Commissions - Securities	$ 299,608	$ 268,091
Revenues - Fee Based	13,229	13,421
Revenue from Sale of Investment Company Shares	2,087,222	1,696,308
Interest and Dividends	13,259	8,452
Miscellaneous Income	35,000	2,687
(Loss) on Sale of Securities	(21,680)	-0-
Unrealized Gain on Securities	10,102	6,013
TOTAL REVENUES	2,436,740	1,994,972
EXPENSES		
Voting Stockholder Commissions	248,809	230,645
Registered Representatives' Commissions	951,325	776,962
Rents and Services	1,079,932	858,558
Regulatory Fees	3,097	19,561
Continuing Education	1,839	1,114
Insurance	23,503	17,948
Office Expenses	2,008	450
Professional Fees	5,165	5,634
Dues and Subscriptions	2,182	2,146
Computer Services	29,034	30,142
Exchange Fees	6,886	6,394
TOTAL EXPENSES	2,353,780	1,949,554
INCOME BEFORE PROVISION FOR TAXES	82,960	45,418
PROVISIONS FOR TAXES		
Current	30,281	7,730
Deferred	(2,027)	1,675
TOTAL TAXES ON INCOME	28,254	9,405
NET INCOME	54,706	36,013
RETAINED EARNINGS, BEGINNING OF YEAR	263,751	227,738
RETAINED EARNINGS, END OF YEAR	$ 318,457	$ 263,751

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

There were no liabilities subordinated to claims of General Creditors for the years ended December 31, 2007 and 2006.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$ 54,706	$ 36,013
Adjustments to reconcile Net Income to Net Cash Provided by Operating Activities:		
Unrealized (Gain) on Securities	(10,102)	(6,013)
Realized Loss on Securities	21,680	-0-
(Increase) in Accounts Receivable	(19,184)	(1,794)
(Increase) in Prepaid Expenses	(7,403)	(8,212)
Decrease (Increase) in Other Assets	(2,027)	1,675
(Decrease) in Deposits Held	-0-	(15,155)
Increase (Decrease) in Accounts Payable and Accrued Expenses	2,798	(2,357)
NET CASH PROVIDED BY OPERATING ACTIVITIES	40,468	4,157
CASH FLOWS FROM INVESTING ACTIVITIES		
Sale of Investments	102,745	-0-
Purchase of Investments	(122,004)	(16,589)
NET CASH (USED IN) INVESTING ACTIVITIES	(19,259)	(16,589)
NET INCREASE (DECREASE) IN CASH	21,209	(12,432)
CASH - BEGINNING OF YEAR	116,596	129,028
CASH - END OF YEAR	$137,805	$116,596

See Auditor's Report and Accompanying Notes.

EXHIBIT D
(Cont'd)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	2007	2006
Cash paid during the year for:		
Interest	$ -0-	$ -0-
Income Taxes	$ 2,029	$ 23,345

SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING AND FINANCING ACTIVITIES

None to report.

DISCLOSURE OF ACCOUNTING POLICY

For purposes of the Statement Of Cash Flows, cash consists of cash in bank, cash used for trading activities, and cash invested in money market funds.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Lesko Securities, Inc. is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a wholly owned subsidiary of Lesko Financial Services, Inc. (Parent).

Method of Accounting

The Company utilizes the accrual method of accounting on a trade date basis for recording its revenues. Expenses are recorded when the expense is incurred.

Concentrations of Credit Risk

The Company sells investments primarily to customers in the Southern Tier of New York State. The Company maintains one office located in Binghamton, New York.

Cash in bank balances fluctuate during the year and can exceed federally insured amounts. Marketable securities fluctuate on a daily basis due to market risk.

Income Taxes

Income taxes are provided based on the income reported in the financial statements.

Property

Property is depreciated on the straight-line method over the estimated useful life of the related assets.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(Continued)

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2007 AND 2006

NOTE 2 COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with Lesko Financial Services, Inc. (its parent Company), to pay Lesko Financial Services, Inc. a percentage of all revenues actually paid to the Company after allowances for commissions due registered representatives. The rate was 90% for the entire 2007 reporting period. The percentage from January 1, 2006 to April 30, 2006 was 85%, effective May 1, 2006 the service agreement was updated and the percentage was increased to 90%. This payment is in lieu of rents and payments for services including, but not limited to, secretarial, clerical, accounting and technical staff; telephone service; mailing facilities and postage costs; printing and supply costs; travel expenses; subscriptions, etc. This agreement may be terminated by either party with thirty (30) days written notice. The total amount of rents and services amounted to $1,079,932 and $858,558 for the years ended December 31, 2007 and 2006, respectively.

NOTE 3 NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $202,607 and $172,671, respectively, which was $152,607 and $122,671, respectively, in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .90 to 1 in 2007 and 1.04 to 1 in 2006 .

NOTE 4 TAXES ON INCOME

Deferred tax assets result from accrued commission expense not deducted for income tax purposes and a capital loss carryforward.

See Auditor's Report.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/07

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition			$ 328657	3480
2. Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3. Total ownership equity qualified for Net Capital			328657	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
B. Other (deductions) or allowable credits (List)				3525
5. Total capital and allowable subordinated liabilities			$ 328657	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 101037	3540		
B. Secured demand note delinquency		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
D. Other deductions and/or charges		3610	(101037)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			[20] $ 227620	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings		3670		
C. Trading and investment securities:				
1. Exempted securities	[18]	3735		
2. Debt securities		3733		
3. Options		3730		
4. Other securities	25013	3734		
D. Undue Concentration		3650		
E. Other (List)		3736	(25013)	3740
10. Net Capital			$ 202607	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER LESKO SECURITIES, INC. as of 12/31/07

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6⅔% of line 19)	$ 12166	3756
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ 50000	3758
13.	Net capital requirement (greater of line 11 or 12)	$ 50000	3760
14.	Excess net capital (line 10 less 13)	$ 152607	3770
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	22 $ 184358	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 182486	3790
17.	Add:				
	A. Drafts for immediate credit	21 $	3800		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810		
	C. Other unrecorded amounts (List)	$	3820	$	3830
18.	Total aggregate indebtedness			$ 182486	3840
19.	Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)			% 90	3850
20.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			% N/A	3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$	3970
22.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	23 $	3880
23.	Net capital requirement (greater of line 21 or 22)	$	3760
24.	Excess capital (line 10 less 23)	$	3910
25.	Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

COMPUTATION FOR DETERMINATION OF RESERVE

REQUIREMENTS PURSUANT TO RULE 15c3-3

DECEMBER 31, 2007

The following schedules are not required:

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

An exemption from Rule 15c3-3 is claimed based on sections (K)(2)(i), special account for exclusive benefit of customers.

See Auditor's Report and Accompanying Notes.

LESKO SECURITIES, INC.
(A WHOLLY-OWNED SUBSIDIARY)

RECONCILIATION OF THE COMPUTATION OF

NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2007

	Audit Report	Unaudited Part II A Filing
Total Ownership Equity from the Statement of Financial Condition	$328,657	$335,554
Reconciliation:		
Audit adjustment (due to Accrued Income and Expenses) for the year ending December 31, 2007	-0-	6,897
	328,657	328,657
Non-allowable Assets	(101,037)	(101,037)
Audit Adjustment	-0-	-0-
Haircuts on Securities	(25,013)	(25,013)
Audit Adjustment - Haircut	-0-	-0-
	$202,607	$202,607

See Auditor's Report and Accompanying Notes.

STELLA & GETTY, CPAs

3001 East Main Street, Endwell, New York 13760 • (607) 757-0580 • Fax (607) 757-0583

David M. Stella, CPA

February 7, 2008

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS
ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Management
Lesko Securities, Inc.
Binghamton, NY

In planning and performing our audit of the financial statements of Lesko Securities, Inc., for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safe guarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodian functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following.

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the previous paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934, in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Stella & Getty

STELLA & GETTY, CPAs

END